Exhibit 99.4

[Lazard Frères & Co. LLC Letterhead]

December 13, 2004

Taurus Investments S.A.

48 rue de Bragance

L-1255 Luxembourg

Ladies and Gentlemen:

Reference is made to the engagement letter, dated November 1, 2004 (the “Engagement Letter”), by and between Taurus Investments S.A. and Lazard Frères & Co. LLC. Capitalized terms not otherwise defined herein have the same meaning as in the Engagement Letter. We and you are entering into this letter agreement for valuable consideration, the sufficiency of which is hereby acknowledged.

Section 2 of the Engagement Letter is hereby deleted and replaced in its entirety with the following:

“(a)	In consideration of our services, you agree to pay us upon the closing of the Financing a cash fee equal to (i) 18 cents per share times the number of shares sold in the Financing minus (ii) in the event that, on or prior to the closing of the Financing, you pay to Terra the Indemnity Amount (as defined below) pursuant to and in accordance with the Indemnity Letter Agreement, dated December 13, 2004 (the “Indemnity Letter Agreement”), between you and Terra, a copy of which is attached hereto, the Reimbursement Amount (as defined below) plus (iii) a cash Incentive Fee. In the event that (A) subsequent to the closing of the Financing you pay to Terra the Indemnity Amount pursuant to and in accordance with the Indemnity Letter Agreement and (B) you have paid our fee in full in accordance with the preceding sentence without deduction of the Reimbursement Amount, then within five days following notice by you to Lazard that you have paid the Indemnity Amount, Lazard shall pay to you a cash amount equal to the Reimbursement Amount. The “Indemnity Amount” shall be as defined in the Indemnity Letter Agreement. The “Reimbursement Amount” shall be calculated as equal to any amount that you pay to Terra as an Indemnity Amount pursuant to and in accordance with the Indemnity Letter, provided, however, that the Reimbursement Amount shall not in any event exceed the product of (x) 9 cents and (y) the aggregate number of shares sold in the Financing. The Incentive Fee shall be calculated as (i) if the gross offering price of the Financing (the “Gross Offering Price”) is greater than US$6.55 and less than US$7.20, the number of shares sold in the Financing multiplied by 40% of the difference between Gross Offering Price and US$6.55; or (ii) if the Gross Offering Price is greater than

US$7.20, the number of shares sold in the Financing multiplied by 26 cents plus the number of shares sold in the Financing multiplied by 20% of the difference between the Gross Offering Price and US$7.20. The total cash fee payable to Lazard shall not be greater than the lower of US$12 million and 8% of the gross proceeds of the Financing. There shall be no Incentive Fee if the gross offering price is less than or equal to US$6.55.

(b)	Also in consideration of our services, unless no shares of the Company have been sold under any Financing, you will not (i) at any time prior to March 15, 2005 without our prior written consent, directly or indirectly, sell any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, in each case other than in a sale that is exempt from the registration requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and (ii) at any time prior to January 15, 2005 without our prior written consent, directly or indirectly, establish a put equivalent position with respect to any shares of capital stock of the Company held by you.”

Except to the extent amended by this letter agreement, all terms and conditions of the Engagement Letter shall remain in full force and effect without amendment, change or modification.

This letter agreement and any claim related directly or indirectly to this letter agreement shall be governed and construed in accordance with the laws of the State of New York (without giving regard to the conflicts of law provisions thereof). No such claim shall be commenced, prosecuted or continued in any forum other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, and each of us hereby submits to the jurisdiction of such courts. Each of us hereby waives on behalf of ourselves and our respective successors and assigns any and all right to argue that the choice of forum provision is or has become unreasonable in any legal proceeding. Each of us waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of this letter agreement.

If the foregoing correctly sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement between us.

LAZARD FRÈRES & CO. LLC

By:	/s/ George Brokaw
Name:	George Brokaw
Title:	Managing Director

ACCEPTED AND AGREED: TAURUS INVESTMENTS S.A.

By:	/s/ Alexander F. Pace-Bonello
Name:	Alexander F. Pace-Bonello
Title:	Director